STATE of CALIFORNIA
ARTICLES of INCORPORATION
A STOCK CORPORATION

ARTICLE I.

The name of this corporation is NDB INC..

ARTICLE II.

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III.

The name of the initial agent for service of process in the State of California for the corporation is LEGALINC CORPORATE SERVICES INC.

ARTICLE IV.

The initial street address of the corporation is 4900 HOPYARD RD, PLEASANTON, CALIFORNIA 94588.

ARTICLE V.

This corporation is authorized to issue only one class of shares of stock, and the total number of shares which this corporation is authorized to issue is 50000000.

ARTICLE VI.

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law. The corporation is authorized to provide indemnification of agents (as defined in Section 31 7 of the California Corporations Code) for breach of duty to the corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Dated: Feb 01, 2019

Marsha Siha, Incorporator